December 30, 2015

Mr. John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the 485A filing submission number 0001324443-15-000149

Dear Mr. Grzeskiewicz:

This letter is in response to the comments you provided on November 19, 2015, to the 485A filing (PEA #122) submitted on October 16, 2015, with respect to the American Independence Hillcrest Small Cap Value Fund, a series of the American Independence Funds Trust, to be renamed the AI Hillcrest Small Cap Value Fund in the 485B filing.

Below, please find the response to each comment provided. Included with this correspondence letter is a copy of a red-lined version of the prospectus and statement of additional information for your review.

A.    The following comments and responses related to the Fund’s Prospectus:

1.     Comment: Please be sure to update the cover page of the Prospectus to reflect the ticker symbols and CUSIPs for the AI Hillcrest Small Cap Value Fund (the “Fund”).

Response: We have updated the cover pages of the Prospectus with the applicable ticker symbols and CUSIPs for the Fund.

2.     Comment: The Fund’s principal investment strategies state that the Fund may invest in exchange traded funds (“ETFs”). Please confirm that the acquired fund fees and expenses (“AFFE”) will be no more than one basis point (0.01%); otherwise, please disclose as a separate line item in the fee table.

Response: The Fund does not intend to invest in ETFs to the extent that the AFFE will be more than one basis point.

3.     Comment: Under “Fund Management” in “More About The Fund”, you disclose the prior performance of the Sub-Adviser, which seems to comply with the Nicholas Applegate no action letter. However, please confirm in your response letter that the Adviser has the records necessary to calculate and confirm the performance in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: We confirm that we have the data and records necessary to calculate the performance history of the Sub-Adviser in accordance with Rule 204-2(a)(16) of the Advisers Act.

B.    The following comments and responses relate to the Fund’s Statement of Additional Information (“SAI”):

1.     Comment: On the cover page of the SAI, please revise to say that it only describes the AI Hillcrest Small Cap Value Fund.

Response: We have updated the cover of the SAI to reflect that it is only pertaining to the AI Hillcrest Small Cap Value Fund.

2.     Comment: Please confirm that any information provided in the SAI, which might affect a Fund’s performance or an investor’s decision to invest in a Fund, has also been disclosed in the Funds’ Prospectus.

Response: We confirm that the SAI does not contain any information not already disclosed in the Prospectus that would affect a Fund’s performance or an investor’s decision to invest in any the Fund.

3.     Comment: Appendix A references futures and options; however, there is no disclosure in the Prospectus that the Fund will invest in futures and options. Please confirm that the Fund does not intend to invest in futures and options.

Response: The Fund does not intend to invest in futures and options; therefore, we have removed from the SAI any reference to investing in futures and options as well as the Appendix A.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3490 should you have any questions regarding this correspondence.

Sincerely,

/s/ John J. Pileggi

President, American Independence Funds Trust